UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

Collectors Universe, Inc.

(Name of Subject Company)

Cards Acquisition Inc.

(Offeror)

Cards Parent LP

(Parent of Offeror)

Cards Parent GP, LLC

D1 Capital Partners Master LP

Nathaniel S. Turner V

Daniel S. Sundheim

Steven A. Cohen

(Other Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

19421R200

(CUSIP Number of Class of Securities)

Amanda Hector

Cards Parent LP

c/o D1 Capital Partners L.P.

9 West 57th Street, 36th Floor

New York, NY 10019

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Marc Treviño, Audra Cohen, Matthew Goodman Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	Edward Ackerman Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$851,319,056	$92,878.91

(1)

Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (i) 9,036,251 shares of common stock, par value $0.001 per share (“Shares”), of Collectors Universe, Inc., a Delaware corporation (“Collectors Universe”) issued and outstanding multiplied by the offer price of $92.00 per share, (ii) 42,660 Shares issuable pursuant to outstanding restricted stock unit awards of Collectors Universe multiplied by the offer price of $92.00 per share and (iii) 174,557 Shares issuable pursuant to outstanding performance stock unit awards of Collectors Universe multiplied by the offer price of $92.00 per share. The foregoing share figures have been provided by Collectors Universe and are as of January 19, 2021, the most recent practicable date.

(2)

The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021 beginning on October 1, 2020, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $16,726.07	Filing Party: Cards Acquisition Inc.
Form or Registration No: Schedule TO	Date Filed: January 20, 2021

Amount Previously Paid: $76,152.84	Filing Party: Cards Acquisition Inc.
Form or Registration No: Schedule TO	Date Filed: December 17, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No.5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on December 17, 2020 by Cards Acquisition Inc. (“Purchaser”), a Delaware corporation and wholly owned indirect subsidiary of Cards Parent LP (“Parent”), a Delaware limited partnership. The Schedule TO relates to the tender offer by Purchaser for any and all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Collectors Universe, Inc. (“Collectors Universe”), a Delaware corporation, at a price of $92.00 per Share, without interest and subject to any required withholding taxes, net to the seller in cash, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 17, 2020 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

Items 1, 4 and 11. Summary Term Sheet; Terms of the Transaction; and Additional Information.

The Offer to Purchase and Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“On February 4, 2021, Purchaser announced an extension of the Expiration Date of the Offer until 12:00 midnight, New York time, on February 5, 2021 (one minute after 11:59 p.m., New York time, on February 5, 2021), unless further extended or earlier terminated in accordance with the Merger Agreement. The Offer, which was previously scheduled to expire at 12:00 midnight, New York time, on February 3, 2021 (one minute after 11:59 p.m., New York time, on February 3, 2021), was extended to allow additional time for the Shares tendered by guaranteed delivery to be received.

The Depositary has advised Purchaser that, as of 6:00 p.m., New York time, on February 3, 2021, approximately 5,063,280 Shares (including the Turner Rollover Shares) have been validly tendered and not properly withdrawn pursuant to the Offer (or, in the case of the Turner Rollover Shares, are counted as if they were tendered for purposes of determining whether the Minimum Condition was satisfied in accordance with Section 251(h) of the DGCL), representing approximately 56% of the outstanding Shares. Of the Shares so tendered, 752,361 Shares, representing approximately 8.3% of the outstanding Shares, were tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL.

The full text of the press release announcing the extension of the Offer is attached hereto as Exhibit (a)(1)(I) and is incorporated by reference herein.”

Items 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(1)(I)	Press Release, dated February 4, 2021.

Amendments to the Offer to Purchase and the Other Exhibits to the Schedule TO

All references to “February 3, 2021” in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)), are hereby amended and replaced with “February 5, 2021”. The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in any of the foregoing exhibits to the Schedule TO, are hereby amended and supplemented to reflect the same.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2021

CARDS ACQUISITION INC.

By:	/s/ Nathaniel S. Turner V
Name:	Nathaniel S. Turner V
Title:	President

CARDS PARENT LP By: Cards Parent GP LLC its General Partner

By:	/s/ Nathaniel S. Turner V
Name:	Nathaniel S. Turner V
Title:	Authorized Signatory

CARDS PARENT GP LLC

By:	/s/ Nathaniel S. Turner V
Name:	Nathaniel S. Turner V
Title:	President

D1 CAPITAL PARTNERS MASTER LP By: D1 Capital Partners GP Sub LLC its General Partner

By:	/s/ Daniel S. Sundheim
Name:	Daniel S. Sundheim
Title:	Authorized Signatory

NATHANIEL S. TURNER V /s/ Nathaniel S. Turner V

DANIEL S. SUNDHEIM
/s/ Daniel S. Sundheim

STEVEN A. COHEN
/s/ Steven A. Cohen

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated December 17, 2020.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement, published on December 17, 2020 in The New York Times.

(a)(1)(G)*	Press Release, dated November 30, 2020, incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent with the U.S. Securities and Exchange Commission on December 7, 2020.

(a)(1)(H)*	Press Release, dated January 20, 2021, issued by Collectors Universe, incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Collectors Universe with the U.S. Securities and Exchange Commission on January 20, 2021.

(a)(1)(I)	Press Release, dated February 4, 2021.

(b)	Not applicable.

(d)(1)*	Agreement and Plan of Merger, dated November 30, 2020, by and among Collectors Universe, Parent and Purchaser, incorporated by reference to Exhibit 2.1 to the Form 8-K/A filed by Collectors Universe with the U.S. Securities and Exchange Commission on December 1, 2020.

(d)(2)*	Confidentiality Agreement, dated August 13, 2020, by and between Collectors Universe and Nathaniel S. Turner V.

(d)(3)*	D1 Capital Partners L.P. Form of Acknowledgement, dated October 28, 2020 to the Confidentiality Agreement, dated August 13, 2020, by and between Collectors Universe and Nathaniel S. Turner V

(d)(4)*	Cohen Private Ventures, LLC Form of Acknowledgement, dated November 22, 2020 to the Confidentiality Agreement, dated August 13, 2020, by and between Collectors Universe and Nathaniel S. Turner V

(d)(5)*	Equity Commitment Letter, dated November 30, 2020, by and between D1 Capital Partners Master LP and Parent.

(d)(6)*	Equity Commitment Letter, dated November 30, 2020, by and between CPV Investments VI, LLC and Parent.

(d)(7)*	Limited Guarantee, dated November 30, 2020, by D1 Capital Partners Master LP in favor of Collectors Universe.

(d)(8)*	Limited Guarantee, dated November 30, 2020, by CPV Investments VI, LLC in favor of Collectors Universe.

(d)(9)*	Back-to-Back Commitment Letter, dated November 30, 2020, by and between Nathaniel S. Turner V and CPV Investments VI, LLC.

(d)(10)*	Amended and Restated Agreement and Plan of Merger, dated January 20, 2021, by and among Collectors Universe, Parent and Purchaser, incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Collectors Universe with the U.S. Securities and Exchange Commission on January 20, 2021.

(d)(11)*	Amendment No. 1 to Equity Commitment Letter, dated January 20, 2021, by and between D1 Capital Partners Master LP and Parent.

(d)(12)*	Amendment No. 1 to Equity Commitment Letter, dated January 20, 2021, by and between CPV Investments VI, LLC and Parent.

(d)(13)*	Amendment No. 1 to Back-to-Back Commitment Letter, dated January 20, 2021, by and between Nathaniel S. Turner V and CPV Investment VI, LLC.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.